

Mail Stop 3561

April 28, 2010

Mr. Yangkan Chong
Chief Executive Officer
China New Energy Group Company
20/F, Center Plaza, No. 188 Jie Fang Road
He Ping District, Tianjin, 300042
People's Republic of China

> **Re:**   **China New Energy Group Company**
> **Amendment No. 1 to Form 8-K**
> **Filed April 26, 2010**
> **File No. 1-32691**

Dear Mr. Chong:

We reviewed your filing and response letter dated April 26, 2010 and have following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form 8-K Filed April 26, 2010

1. We reviewed your response to comment one in our letter dated April 19, 2010 and your revised disclosure. The nature of each error and your revised accounting treatment discussed under number one is still unclear to us. For each separate error please tell us the financial statement line items impacted, quantify the revision made to each financial statement line item, provide a detailed explanation of the error and discuss why your revision complies with GAAP. We anticipate a separate discussion will be provided for the increase to the fair value of assets, the recalculation of depreciation expense, the adjustment to minority interest, the adjustment to minority interest's share of net income and translation adjustments resulting from the corrections of these errors.

2. As requested in our letter dated April 19, 2010, please provide, in writing, a statement from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief